UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

RITA MEDICAL SYSTEMS, INC.

(Name of Issuer)

Common Stock, par value $.001

(Title of Class of Securities)

76774E103

(CUSIP Number)

Michael S. Falk

ComVest Venture Partners, L.P.

830 Third Avenue

New York, New York 10022

(212) 829-5839

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

December 14, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 9)

_______________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and/or any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 76774E103	SCHEDULE 13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) ComVest Venture Partners, LP (13-4124841)
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,437,033
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,437,033
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,437,033
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.32%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 76774E103	SCHEDULE 13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) ComVest Management LLC (06 –1588640)
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,437,033
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,437,033
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,437,033
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.32%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 76774E103	SCHEDULE 13D	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) ComVest Group Holdings, LLC (01-0622406)
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,461,773
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,461,773
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,461,773
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.38%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 76774E103	SCHEDULE 13D	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Michael S. Falk
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 173,636
	8	SHARED VOTING POWER 1,461,773
	9	SOLE DISPOSITIVE POWER 173,636
	10	SHARED DISPOSITIVE POWER 1,461,773
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,635,409
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.78%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 76774E103	SCHEDULE 13D	Page 6 of 9 Pages

Introductory Note

This Amendment No. 3 (“Amendment No. 3”) amends the Statement of Beneficial Ownership on Schedule 13D, originally filed with the Securities Exchange Commission (the “Commission”) on August 9, 2004, Amendment No. 1 thereto filed with the Commission on December 7, 2006 and Amendment No. 2 thereto filed with the Commission on December 12, 2006 (together, the “Schedule 13D”). Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged.

Item 5. Interest in Securities of the Issuer.

The response to Item 5 is hereby amended and restated in its entirety as follows:

(a)           ComVest may be deemed to be the beneficial owner of an aggregate of 1,437,033 shares of Common Stock, representing approximately 3.32% of the issued and outstanding shares of Common Stock of the Issuer.

ComVest Management, as the general partner of ComVest, may be deemed to beneficially own 1,437,033 shares of Common Stock, representing approximately 3.32% of the issued and outstanding shares of Common Stock of the Issuer, beneficially owned by ComVest.

CGH may be deemed to be the beneficial owner of an aggregate of 1,461,773 shares of Common Stock, representing approximately 3.38% of the issued and outstanding shares of Common Stock of the Issuer, consisting of the following: (i) 24,740 shares of Common Stock beneficially owned of record by CGH and (ii) the 1,437,033 shares of Common Stock beneficially owned by ComVest that CGH may be deemed to beneficially own by virtue of the fact that CGH is the sole member of ComVest Management, the general partner of ComVest.

Falk may be deemed to be the beneficial owner of an aggregate of 1,635,409 shares of Common Stock, representing approximately 3.78% of the issued and outstanding shares of Common Stock of the Issuer, consisting of the following: (i) the 147,146 shares of Common Stock beneficially owned of record by Falk; (ii) the 13,245 shares of Common Stock beneficially owned by the Mikaela Falk Trust, which Falk may be deemed to beneficially own by virtue of the fact that Falk’s wife, Annie Falk, is Trustee of the Mikaela Falk Trust; (iii) the 13,245 shares of Common Stock beneficially owned by the Gianna Falk Trust, which Falk may be deemed to beneficially own by virtue of the fact that Falk’s wife, Annie Falk, is Trustee of the Gianna Falk Trust; (iv) the 1,437,033 shares of Common Stock beneficially owned by ComVest, which Falk may be deemed to beneficially own by virtue of the fact that Falk is the Chairman and principal member of CGH (the sole member of ComVest Management), and (v) 24,740 shares of Common Stock beneficially owned by CGH, which Falk may be deemed to beneficially own by virtue of the fact that Falk is the Chairman and principal member of CGH. Falk may be deemed to share indirect voting and dispositive power with respect to each of the shares of Common Stock described in items (ii) through (v) above, but Falk disclaims beneficial ownership with respect to the shares described in each of items (ii) through (v) above.

(b)	Number of shares as to which each such person has:

(1)           Sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of:

Name	Number of Shares
Michael S. Falk	173,636 shares

CUSIP NO. 76774E103	SCHEDULE 13D	Page 7 of 9 Pages

(2)            Shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of:

(i)            ComVest, ComVest Management, CGH and Falk may be deemed to share such voting and disposition powers with respect to the 1,437,033 shares of Common Stock beneficially held by ComVest.

(ii)          CGH and Falk may be deemed to share such voting and disposition powers with respect to the 24,740 shares of Common Stock beneficially held by CGH.

(c)           ComVest completed the following transactions since the date of its Schedule 13D: (i) sold 40,000 shares of Common Stock for $4.45 per share on December 12, 2006; (ii) sold 60,000 shares of Common Stock for $4.45 per share on December 14, 2006; (iii) sold 187,500 shares of Common Stock for $4.44 per share on December 14, 2006; and (iv) sold 276,210 shares of Common Stock for $4.44 per share on December 15, 2006. All of the shares were sold through broker transactions.

CGH completed the following transactions since the date of its Schedule 13D: (i) sold 2,500 shares of Common Stock for $4.44 per share on December 14, 2006; and (ii) sold 2,790 shares of Common Stock for $4.44 per share on December 14, 2006.

(d)	Not applicable.

(e)           On December 14, 2006 the Reporting Person ceased to be a holder of 5% of the Issuer’s Common Stock.

CUSIP NO. 76774E103	SCHEDULE 13D	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2006	ComVest Group Holdings, LLC

By: /s/ Michael S. Falk
Name: Michael S. Falk Title: Chairman

Dated: December 18 2006	ComVest Venture Partners, LP

By: ComVest Management, LLC, its general partner

By: /s/ Michael S. Falk
Name: Michael S. Falk Title: Managing Member

Dated: December 18, 2006	ComVest Management, LLC

By: Commonwealth Associates Group Holdings, LLC, its sole member

By: /s/ Michael S. Falk
Name: Michael S. Falk Title: Managing Member

Dated: December 18, 2006	/s/ Michael S. Falk Michael S. Falk, individually

CUSIP NO. 76774E103	SCHEDULE 13D	Page 9 of 9 Pages

JOINT FILING AGREEMENT

The undersigned hereby consent to the joint filing by any of them of a Statement on Schedule 13D and any amendments thereto, whether heretofore or hereafter filed, relating to the securities of Rita Medical Systems, Inc., and hereby affirm that this Amendment is being filed on behalf of each of the undersigned.

Dated: December 18, 2006	ComVest Group Holdings, LLC

By: /s/ Michael S. Falk
Name: Michael S. Falk Title: Chairman

Dated: December 18 2006	ComVest Venture Partners, LP

By: ComVest Management, LLC, its general partner

By: /s/ Michael S. Falk
Name: Michael S. Falk Title: Managing Member

Dated: December 18, 2006	ComVest Management, LLC

By: Commonwealth Associates Group Holdings, LLC, its sole member

By: /s/ Michael S. Falk
Name: Michael S. Falk Title: Managing Member

Dated: December 18, 2006	/s/ Michael S. Falk Michael S. Falk, individually